March 26, 2020

Marc Seelenfreund
Chief Executive Officer
Siyata Mobile Inc.
1001 Lenoir St Suite A-414
Montreal, QC H4C 2Z6

       Re: Siyata Mobile Inc.
           Draft Registration Statement on Form F-1
           Submitted March 19, 2020
           File No. 377-03097

Dear Mr. Seelenfreund:

        Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Act of 1933, the rules and regulations thereunder and the requirements of the form. More specifically,

        We note that you have not included the audit opinions for all periods for which audited financial statements are required. Ensure that the financial statements are audited in accordance with PCAOB Standards and that your auditor complies with the Commission's standards for auditor independence. Refer to Instruction 2 to Item 8.A.2 of Form 20-F and
Article 2 of
Regulation S-X.

       We will provide more detailed comments relating to your registration statement following our review of a substantive amendment that addresses these deficiencies.

        Please contact Joseph Kempf, Senior Staff Accountant, at (202) 551-3352 or Michael
Foland, Attorney-Advisor, at (202) 551-6711 with any questions.




                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Technology
cc:    Joseph M. Lucosky